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MindWalk Holdings Corp. Reports Fiscal 2026 Results: Revenue Up 46% as the Company Completes Its Pivot to Bio-Native AI Infrastructure

Full-year revenue rose 46% to $15.6 million with gross margin expanding to 59%; net loss narrowed by more than half as MindWalk sharpened its focus on the BioIntelligence infrastructure powering AI drug discovery.

AUSTIN, Texas--(BUSINESS WIRE)--MindWalk Holdings Corp. ("MindWalk") (NASDAQ: HYFT), a Bio-Native AI company, today reported financial results for the fiscal year ended April 30, 2026. All figures are in Canadian dollars unless otherwise noted.

Fiscal 2026 was the year MindWalk completed its transition from building its technology to deploying it. Revenue grew 46% year over year, gross margin expanded, the net loss narrowed by more than half, and the Company divested a non-core business to concentrate on the BioIntelligence infrastructure that life sciences AI and agentic AI require.

We are not an AI company that discovered biology. We are a biology company that built AI on top of more than 40 years of biology heritage, and fiscal 2026 is the year the market began to see it in our results," said Dr. Jennifer Bath, President and Chief Executive Officer of MindWalk. "Revenue grew 46%, margins expanded, and we simplified the business around the layer where enterprise AI value accrues. HYFT Technology powers ReefIQ, the biological context layer for life sciences, and LensAI is in contracted, recurring arrangements with life sciences customers today. Value compounds in that layer, not in any individual model that runs on top of it."

Fiscal 2026 financial highlights

Year ended April 30 (in thousands of Canadian dollars, except per-share data). Preliminary and subject to filing of the Annual Report on Form 20-F.

Metric	FY2026	FY2025	Change
Revenue	15,558	10,626	+46%
Gross profit	9,148	5,731	+60%
Gross margin	58.8%	53.9%	+4.9 pts
Total operating expenses	24,085	42,639	-44%
Net loss, continuing operations	(15,102)	(33,147)	+54%
Net loss for the year	(13,949)	(30,234)	+54%
Loss per share, continuing	(0.33)	(0.99)	+67%
Cash and restricted cash	11,474	10,791	+6%

Operating-expense decrease primarily reflects the non-recurrence of approximately $22.7 million of prior-year non-cash amortization and impairment of intangible assets and goodwill.

Fiscal 2026 and recent business highlights

•
Completed transformation into MindWalk Holdings Corp. from ImmunoPrecise Antibodies Ltd. in September 2025, aligning the corporate identity with the Company's Bio-Native AI strategy.
•
Delivered four consecutive quarters of year-over-year revenue growth during the year, capping full-year revenue growth of 46%, with fourth-quarter revenue up 50% to $4.1 million from $2.7 million a year earlier.
•
Divested its Netherlands subsidiary, ImmunoPrecise Antibodies (Europe) B.V., to AVS Bio (a portfolio company of Arlington Capital Partners) in a transaction announced in August 2025, generating proceeds on disposal of approximately $14.3 million reflected in investing activities and supported by a 12-month transition services agreement, sharpening focus on the core BioIntelligence infrastructure and strengthening the balance sheet.
•
Authorized a share repurchase program of up to 2.3 million common shares (approximately 5% of shares then outstanding) for the 12 months commencing October 15, 2025; the program is discretionary.
•
Nasdaq compliance regained organically. Restored Nasdaq listing compliance without a reverse split or dilutive financing.
•
First recurring platform revenue. Signed the Company's first two contracted, recurring enterprise LensAI™ agreements during the year (one in the second half, one in Q4) - the first recurring platform revenue in the Company's history.
•
Clinical track record. The discovery platform has contributed to 20+ molecules reaching the clinic, backed by 400+ peer-reviewed publications and issued patents (credibility framing - these are client-owned assets).

Subsequent events

•
Commercial launch of ReefIQ™ in June 2026 expands MindWalk’s BioIntelligence platform, the biological context layer for life sciences, powered by HYFT® Technology, enriching biological data at ingestion and exposing governed, queryable context to LensAI and customer-selected models and agents.
•
Filed a European patent application in June 2026 covering a high-dimensional biological data structure underpinning HYFT® Technology
•
Russell index inclusion. Added to the Russell 3000E and Russell Microcap Indexes, effective after the U.S. market close on June 26, 2026 (subsequent event) - broadening institutional visibility.

The MindWalk platform

MindWalk built a biological representation over 20 years of curation, 660 million biological patterns connected by 25 billion relationships, that turns raw biological data into a form any AI model or autonomous agent can reason over reliably. HYFT® Technology powers ReefIQ™, the biological context layer for life sciences: pharma uploads their data, MindWalk enriches it at ingestion, the biological representation refines it continuously, and LensAI™, together with customer-selected models and agents, reasons over that enriched context within the customer's own workflow, governance, and human review.

The competitive asset is not the models MindWalk runs; it is the layer those models run on. Every program a customer runs enriches every prior program, and failed programs become queryable intellectual property. The data layer is the durable asset. The model layer becomes disposable.

Financial results

Fourth quarter 2026 Financial Results

Revenue for the fourth quarter of fiscal 2026 was $4.1 million, compared with $2.7 million in the year-ago period. Cost of sales was $1.6 million and gross profit of $2.5 million, resulting in a gross margin of 60.6% compared with 58.0% in the prior-year period.

Operating expenses were $6.8 million, compared with $4.7 million in the year-ago period.

Research and development expense increased from $0.8 million to $1.6 million in 2026, which was primarily due to increased headcount to support our development initiatives.

Sales and marketing expenses increased from $0.9 million in 2025 to $1.5 million in 2026, reflecting our continued investment in our commercial operations.

General and administrative expense was $3.0 million in 2025 as compared to $3.7 million in 2026.

Net loss from continuing operations was $3.9 million, compared with $3.4 million. Net loss for the year was $3.9 million, compared with $2.2 million

Full year 2026 Financial Results

Revenue for fiscal year 2026 was $15.6 million, compared with $10.6 million in fiscal 2025. Gross profit was $9.1 million in 2026 or 59%, compared with $5.7 million or 54% a year earlier.

Operating expenses were $24.1 million, compared with $42.6 million in fiscal 2025. The decrease was driven primarily by the non-recurrence of approximately $22.7 million of prior-year non-cash amortization and impairment charges

Research and development expense increased by $0.7 million from $4.2 million in 2025 to $4.9 million in 2026.

Sales and marketing expenses increased by $2.3 million from $3.6 million in 2025 to 5.9 million in 2026.

General and administrative expenses increased by $1.1 million from $12.1 million in 2025 to $13.2 million in 2026

Net loss from continuing operations was $15.1 million, compared with $33.1 million. Net loss for the year was $13.9 million, compared with $30.2 million. Loss per share from continuing operations was $0.33, compared with $0.99.

Total cash, cash equivalents, and marketable securities, including restricted cash, were $11.5 million as of April 30, 2026.

The reconciliation of Net Loss of continuing operations to Adjusted EBITDA is presented in the table below:

	Three months ended April 30,
(in thousands)	2026 $	2025 $
Net loss	(3,865)	(3,436)
Income taxes	(367)	(76)
Amortization and depreciation	238	198
Accretion	—	5
Asset impairment	—	—
Foreign exchange realized gain (loss)	36	(9)
Interest expense	54	(114)
Interest and other income (expense)	(17)	(6)
Loss on disposal of Europe B.V.	—	—
Unrealized foreign exchange gain (loss)	(81)	391
Share-based expense	810	53
Adjusted EBITDA	(3,192)	(2,994)

*All financial figures are in Canadian Dollars (CAD) unless otherwise stated.

About MindWalk

MindWalk Holdings Corp. (NASDAQ: HYFT) is a Bio-Native AI company building the BioIntelligence infrastructure that life sciences AI and agentic AI require, integrating AI, data, and advanced wet lab capabilities into one connected discovery ecosystem. At its core is HYFT® Technology, a proprietary, function-aware representation of biology. Its HYFT fingerprints span sequence and structural biology and, refined over 20 years of curation, form a continuously evolving biological representation of 660 million patterns and 25 billion relationships. This enriched biological representation is the architecture behind ReefIQ™, the biological data substrate that provides context for life sciences, enriching data at ingestion and growing more valuable with each program run on it, and LensAI™, the reasoning and application layer for target discovery, candidate diligence, portfolio decision support, and the agentic AI workflows pharma is racing to deploy. By design, value compounds in this HYFT representation layer, not in any individual AI model that runs on top of it.

Contacts and trademarks

Investor Contact:
Louie Toma, CPA, CFA
Managing Director, CoreIR
investors@mindwalkAI.com

Trademarks: HYFT® is a registered trademark of MindWalk Holdings Corp. LensAI™, ReefIQ™, HYFT Base™, HYFT Matrix™, HYFT Prime™, and B cell Llama™ are trademarks of MindWalk Holdings Corp. or its subsidiaries; ReefIQ™ registration is pending. All other trademarks are the property of their respective owners.

Forward-looking statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are based on management's current expectations and assumptions and are subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially, including: risks relating to the Company's history of net losses and its ability to achieve or sustain profitability; the level and trend of operating cash usage and the Company's ability to fund operations; the market acceptance and commercial outcomes of ReefIQ™ and LensAI™, including the ability to convert engagement into contracted, recurring arrangements; the build-out and certification of compliance capabilities for regulated workloads; the technical performance of AI-based discovery methods and of the underlying compute infrastructure; the outcomes and financial effects of the divestiture of non-core operations; intellectual property risks, including the status and scope of pending patent applications; the ability to enter into pharmaceutical, infrastructure, or other partnership arrangements; competition; regulatory determinations; and capital markets conditions. Additional information is available in MindWalk's Annual Report on Form 20-F and other filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov/edgar).

MINDWALK HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Expressed in Canadian dollars)

	3 months ended April 30,		Year ended April 30,
(in thousands, except share data)	2026 $	2025 $	2026 $	2025 $
REVENUE	4,115	2,747	15,558	10,626
COST OF SALES	1,620	1,155	6,410	4,895
GROSS PROFIT	2,495	1,592	9,148	5,731
EXPENSES
Research and development	1,571	825	4,933	4,210
Sales and marketing	1,530	884	5,939	3,638
General and administrative	3,723	3,005	13,213	12,077
Impairment of Intangible assets	—	—	—	21,184
Amortization of Intangible assets	—	—	—	1,530
	6,824	4,714	24,085	42,639
Loss before other income (expenses) and income taxes	(4,329)	(3,122)	(14,937)	(36,908)
OTHER INCOME (EXPENSES)
Accretion		(5)	—	(10)
Grant and subsidy income	(1)	—	33	138
Interest and other (expense) income	17	6	87	(296)
Loss on disposal of discontinued operations	—		(511)	—
Unrealized foreign exchange (loss) gain	81	(391)	(224)	(555)
	97	(390)	(615)	(723)
Loss before income taxes	(4,232)	(3,512)	(15,552)	(37,631)
Income taxes	367	76	450	4,484
NET LOSS FROM CONTINUING OPERATIONS	(3,865)	(3,436)	(15,102)	(33,147)
NET INCOME FROM DISCONTINUED OPERATIONS	—	1,275	1,153	2,913
NET LOSS FOR THE YEAR	(3,865)	(2,161)	(13,949)	(30,234)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will be subsequently reclassified to statements of loss
Exchange difference on foreign operations	(12)	763	40	1,139
COMPREHENSIVE LOSS FOR THE YEAR	(3,877)	(1,398)	(13,909)	(29,095)
LOSS PER SHARE FROM CONTINUING OPERATIONS– BASIC AND DILUTED	(0.08)	(0.08)	(0.33)	(0.99)
INCOME PER SHARE FROM DISCONTINUED OPERATIONS– BASIC AND DILUTED	—	0.03	0.02	0.09
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	46,711,866	45,800,481	46,381,559	33,385,499

MINDWALK HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian dollars)

(in thousands)	April 30, 2026 $	April 30, 2025 $
ASSETS
Current assets
Cash	11,348	10,665
Amounts receivable, net	2,529	4,115
Tax receivable	472	143
Inventory	492	2,095
Unbilled revenue	581	548
Prepaid expenses	798	1,188
	16,220	18,754
Restricted cash	126	126
Deposit on equipment	25	502
Property and equipment	4,047	15,762
Deferred tax asset	958	—
Intangible assets	—	1,067
Goodwill	—	8,230
Total assets	21,376	44,441
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	4,178	5,283
Deferred revenue	1,073	1,090
Tax payable	81	475
Leases	457	1,850
Deferred acquisition payments	—	314
	5,789	9,012
Leases	3,069	11,553
Deferred income tax liability	769	250
Total liabilities	9,627	20,815
SHAREHOLDERS' EQUITY
Share capital	137,263	136,371
Contributed surplus	14,108	12,833
Accumulated other comprehensive income	3,121	3,216
Accumulated deficit	(142,743)	(128,794)
	11,749	23,626
Total liabilities and shareholders’ equity	21,376	44,441

MINDWALK HOLDINGS CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended April 30, 2026 and 2025

(Expressed in Canadian Dollars)

(in thousands)	2026 $	2025 $
Operating activities:
Net loss for the year including discontinued operations	(13,949)	(30,234)
Adjustments not affecting cash:
Accretion	—	10
Amortization and depreciation	1,604	5,119
Asset impairment	—	21,184
Deferred income taxes	(177)	(3,935)
Foreign exchange	331	622
Gain on investment	—	(7)
Loss on disposal of subsidiary	511	—
Share-based expense	1,275	445
	(10,405)	(6,796)
Changes in non-cash working capital related to operations:
Amounts receivable	(1,592)	(298)
Inventory	(53)	138
Unbilled revenue	(690)	(248)
Prepaid expenses	(397)	261
Accounts payable and accrued liabilities	(216)	827
Sales and income taxes payable and receivable	236	8
Deferred revenue	654	(302)
Net cash used in operating activities	(12,463)	(6,410)
Investing activities:
Purchase of equipment	(398)	(799)
Security deposit on leases	—	—
Deferred acquisition payments	(312)	—
Proceeds on disposal of subsidiary	14,255	—
Net cash provided by (used in) investing activities	13,545	(799)
Financing activities:
Proceeds from share issuance, net of transaction costs	897	12,228
Proceeds from debenture	—	4,242
Repayment of principal on leases	(782)	(1,577)
Net cash provided by financing activities	115	14,893
Increase (decrease) in cash during the year	1,197	7,684
Foreign exchange	(514)	(438)
Cash – beginning of the year	10,791	3,545
Cash – end of the year	11,474	10,791
Cash is comprised of:
Cash	11,348	10,665
Restricted cash	126	126
	11,474	10,791
Cash paid for interest	—	—
Cash paid for income tax	—	2
Cash from discontinued operations:
Net cash used in operating activities	777	2,063
Net cash used in investing activities	(100)	(311)
Net cash used in financing activities	(359)	(1,299)

Source: MindWalk Holdings Corp.